[redacted]

14042054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1624 Franklin St. Suite 818
(No. and Street)

Oakland (City) CA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Simos (510) 588-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 4 2014
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Simos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Financial Services, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, James Simos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Financial Services, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 25 day of November, 2014, by James Steve Simos ______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

C. SATALAYA
Commission # 2066866
Notary Public - California
Alameda County
My Comm. Expires Oct 19, 2018

(Seal) Signature ______

Infinity Securities, Inc. dba Infinity Financial Services
Report Pursuant to Rule 17a-5 (d)
Financial Statements
September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Infinity Securities, Inc. dba Infinity Financial Services

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. dba Infinity Financial Services (the "Company") as of September 30, 2014, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Infinity Securities, Inc. dba Infinity Financial Services's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinity Securities, Inc. dba Infinity Financial Services as of September 30, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Infinity Securities, Inc. dba Infinity Financial Services's financial statements. The supplemental information is the responsibility of Infinity Securities, Inc. dba Infinity Financial Services's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Infinity Securities, Inc dba Infinity Financial Services
Statement of Financial Condition
September 30, 2014

Assets

Cash	$	126,084
Receivables from clearing organization		31,618
Deposit with clearing organiztion		25,122
Property and equipment, net		16,147
Prepaid expense		5,734
Total assets	$	204,705

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	531
Commisions payable		33,745
Credit line payable		30,210
Total liabilities		64,486
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Retained earnings		64,219
Total stockholders' equity		140,219
Total liabilities and stockholders' equity	$	204,705

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc dba Infinity Financial Services
Statement of Income
For the Year Ended September 30, 2014

Revenues	
Advisory fees	$ 45,382
Commissions and fee income	1,773,632
Interest and other income	473
Other income	6,656
Total revenues	1,826,143
Expenses	
Employee compensation and benefits	441,277
Commissions, trading fees and floor brokerage	881,887
Communications	62,136
Professional fees	93,911
Occupancy and equipment rental	36,648
Other operating expenses	248,879
Total expenses	1,764,738
Net income (loss) before income tax provision	61,405
Income tax provision	800
Net income (loss)	$ 60,605

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc dba Infinity Financial Services
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2014

	Common Stock	Additional paid-in capital	Retained Earnings (Accumulated Deficit)	Total
Balance at September 30, 2013	$ 1,000	$ 75,000	$ 9,947	$ 85,947
Distributions to stockholders	-	-	(6,333)	(6,333)
Net income (loss)	-	-	60,605	60,605
Balance at September 30, 2014	$ 1,000	$ 75,000	$ 64,219	$ 140,219

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc dba Infinity Financial Services
Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flow from operating activities:		
Net income (loss)		$ 60,605
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 4,960	
(Increase) decrease in assets:		
Receivable from clearing organizations	25,760	
Prepaid expense	(5,169)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	12	
Commissions payable	(78,017)	
Credit line payable	25,161	
Payroll taxes payable	(4,966)	
Total adjustments		(32,259)
Net cash provided by (used in) operating activities		28,346
Cash flow from investing activities:		
Purchase of property and equipment	(11,584)	
Net cash provided by (used in) in investing activities		(11,584)
Cash flow from financing activites:		
Capital distributions	(6,333)	
Net cash provided by (used in) financing activities		(6,333)
Net increase (decrease) in cash		10,429
Cash at September 30, 2013		115,655
Cash at September 30, 2014		$ 126,084

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	407
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Infinity Securities, Inc. dba Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are generated through mutual fund transactions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Advertising costs are expensed as incurred. For the year ended September 30, 2014, the Company charged $6,615 to other operating expenes for advertising costs.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Note 2: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2014, the receivables from clearing organization of $31,618 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with RBC Clearing Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2014 was $25,122.

Note 4: PROPERTY AND EQUIPMENT, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer equipment	$	29,659	5
Computer software		5,229	3
Total cost of equipment and furniture		34,888	
Less: accumulated depreciation		(18,741)	
Equipment and furniture, net		16,147	

Depreciation expense for the year ended September 30, 2014 was $4,960.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is included in these financial statements. With few exceptions, the Company is no longer subject to federal tax examiniations by taxing authorities for years before 2009. The years 2009 to 2012 remain subject to examination by federal taxing authorities. The tax provision recorded is the California franchise tax of $800. The Company is no longer subject to state or local tax examiniations by taxing authorities for years before 2008. The years 2009 to 2012 remain subject to examination by state taxing authorities.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 6: OCCUPANCY EXPENSE

The Company is currently leasing its office space on a month-to-month basis. For the year ended September 30, 2014, the Company recorded $36,648 in occupancy expense.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: 401(K) PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company. Total contributions made for the year ended September, 2014 were $6,505.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2014 or during the year then ended.

Note 10: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2014 or during the year then ended.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker- dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organizational rules.

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note: 13 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2014, the Company had net capital of $118,338 which was $113,338 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($64,486) to net capital was 0.54 to 1.

Infinity Securities, Inc dba Infinity Financial Services
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2014

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	75,000	
Retained earnings	64,219	
Total stockholders' equity		$ 140,219
Less: Non-allowable assets		
Property and equipment, net	(16,147)	
Prepaid expense	(5,734)	
Total non-allowable assets		(21,881)
Net Capital		118,338
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,299	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 113,338
Aggregate indebtedness to net capital		$ 64,486
Ratio of aggregate indebtedness to net capital	0.54:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30,2014

See independent auditor's report

Infinity Securities, Inc dba Infinity Financial Services
Schedule II - Computation of Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2014

A computation of reserve requirements is not applicable to Infinity Securities, Inc dba Infinity Financial Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Infinity Securities, Inc dba Infinity Financial Services
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2014

Information relating to possession or control requirements is not applicable to Infinity Securities, Inc dba Infinity Financial Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Infinity Securities, Inc. dba Infinity Financial Services
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Infinity Securities, Inc. dba Infinity Financial Services identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Infinity Securities, Inc. dba Infinity Financial Services claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Infinity Securities, Inc. dba Infinity Financial Services stated that Infinity Securities, Inc. dba Infinity Financial Services mets the identified exemption provisions throughout the most recent fiscal year without exception. Infinity Securities, Inc. dba Infinity Financial Services's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinity Securities, Inc. dba Infinity Financial Services's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

INFINITY
Financial Services

Assertions Regarding Exemption Provisions

We, as members of management of Infinity Securities Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through September 30, 2014.

Infinity Securities, Inc

By:

James Simos
Vice President and Managing Principal
October 16, 2014

Infinity Securities, Inc. dba Infinity Financial Services
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Infinity Securities, Inc. dba Infinity Financial Services

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Infinity Securities, Inc. dba Infinity Financial Services and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Infinity Securities, Inc. dba Infinity Financial Services's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Infinity Securities, Inc. dba Infinity Financial Services's management is responsible for Infinity Securities, Inc. dba Infinity Financial Services's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Infinity Securities, Inc. dba Infinity Financial Services supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2014

Infinity Securities, Inc. dba Infinity Financial Services
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2014

	Amount
Total assessment	$ 3,269
SIPC-6 general assessment Payment made on April 23, 2014	$ (1,397)
Less prior overpayment applied	
SIPC-7 general assessment Payment made October 23,2014	$ (1,872)
Total assessment balance (overpayment carried forward)	